UNCONSOLIDATED STATEMENTS OF INCOME
   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                                       (Million yen; amounts less than one million yen are omitted.)
------------------------------------------------------------------------------------------------------------ ----------------------
                                                   FY2004 semi-annual    FY2003 semi-annual                         FY2003
                                                  (April 2003 through    (April 2002 through    Increase      (April 2002 through
                                                    September 2003)        September 2002)     (Decrease)         March 2003)
------------------------------------------------------------------------------------------------------------ ----------------------
Net sales                                                   4,302,173             4,204,777        97,396              8,739,310
Cost of sales                                               3,393,804             3,276,590       117,214              6,932,356
Selling, general and administrative expenses                  449,185               456,847       (7,662)                945,630
               Operating income                               459,184               471,339      (12,155)                861,323
Non-operating income                                          106,079                79,881        26,198                167,814
      Interest income                                          10,053                10,672         (619)                 20,482
      Dividend income                                          44,009                35,236         8,773                 45,240
      Other non-operating income                               52,016                33,972        18,044                102,090
Non-operating expenses                                         54,674                69,470      (14,796)                136,460
      Interest expenses                                         5,514                 5,356           158                 11,023
      Other non-operating expenses                             49,160                64,113      (14,953)                125,437
                Ordinary income                               510,589               481,750        28,839                892,676
Extraordinary gains                                                 -               162,457     (162,457)                162,457
      Gains on return of substitutional                             -               162,457     (162,457)                162,457
      portion of employee pension fund
          Income before income taxes                          510,589               644,208     (133,619)              1,055,134
Income taxes - current                                        174,700               238,200      (63,500)                432,000
Income taxes - deferred                                       (2,163)                23,789      (25,952)               (10,925)
                  Net income                                  338,052               382,218      (44,166)                634,059
Unappropriated retained earnings brought                      470,341               306,006       164,335                306,006
forward
Retirement of shares                                                -               142,992     (142,992)                142,992
Interim cash dividends                                              -                     -             -                 56,801
       Unappropriated retained earnings                       808,393               545,233       263,160                740,272
               at end of period
------------------------------------------------------------------------------------------------------------ ----------------------

                                Unconsolidated 1

                          UNCONSOLIDATED BALANCE SHEETS
   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                                       (Million yen; amounts less than one million yen are omitted.)
----------------------------------------------------------------------------------------------------------- ----------------------
                                                  FY2004 semi-annual          FY2003           Increase      FY2003 semi-annual
                                                        (As of                (As of          (Decrease)           (As of
                                                 September 30, 2003)      March 31, 2003)                    September 30, 2002)
----------------------------------------------------------------------------------------------------------- ----------------------
                    Assets
Current assets                                              3,270,863             3,620,881     (350,018)              3,538,809
    Cash and deposits                                          95,407               113,802      (18,395)                697,828
    Trade accounts receivable                                 869,956               919,468      (49,512)                730,718
    Marketable securities                                   1,053,485             1,373,742     (320,257)              1,025,272
    Finished goods                                            104,723               140,516      (35,793)                132,343
    Raw materials                                              12,188                13,807       (1,619)                 13,060
    Work in process                                            69,697                64,881         4,816                 62,736
    Supplies                                                    7,649                 7,599            50                  6,564
    Short-term loans                                          375,560               321,986        53,574                241,698
    Deferred income taxes                                     237,439               250,469      (13,030)                235,126
    Others                                                    450,555               423,307        27,248                399,560
    Less: allowance for doubtful accounts                     (5,800)               (8,700)         2,900                (6,100)

Fixed assets                                                5,395,347             4,971,941       423,406              4,945,282
  Property, plant and equipment                             1,250,797             1,269,042      (18,245)              1,247,897
    Buildings                                                 351,515               341,722         9,793                345,767
    Structures                                                 40,365                40,908         (543)                 40,953
    Machinery and equipment                                   321,015               336,077      (15,062)                353,392
    Vehicle and delivery equipment                             10,433                10,528          (95)                  9,525
    Tools, furniture and fixtures                              77,400                81,750       (4,350)                 78,388
    Land                                                      394,803               400,863       (6,060)                400,250
    Construction in progress                                   55,263                57,190       (1,927)                 19,619

  Investments and other assets                              4,144,549             3,702,899       441,650              3,697,384
    Investments in securities                               2,138,155             1,720,649       417,506              1,764,662
    Investments in subsidiaries                             1,353,739             1,242,883       110,856              1,200,646
    Long-term loans                                           368,424               340,999        27,425                380,461
    Deferred income taxes                                     204,532               298,167      (93,635)                244,678
    Others                                                     93,497               111,398      (17,901)                117,935
    Less: allowance for doubtful accounts                    (13,800)              (11,200)       (2,600)               (11,000)
----------------------------------------------------------------------------------------------------------- ----------------------
                 Total assets                               8,666,210             8,592,823        73,387              8,484,092
----------------------------------------------------------------------------------------------------------- ----------------------

                                Unconsolidated 2

   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                                       (Million yen; amounts less than one million yen are omitted.)
------------------------------------------------------------------------------------------------------------ ----------------------
                                                  FY2004 semi-annual          FY2003           Increase      FY2003 semi-annual
                                                        (As of                (As of          (Decrease)           (As of
                                                 September 30, 2003)      March 31, 2003)                    September 30, 2002)
----------------------------------------------------------------------------------------------------------- ----------------------
                 Liabilities
Current liabilities                                        1,856,276             2,040,821     (184,545)              1,775,776
    Trade notes payable                                        1,024                   967            57                    928
    Trade accounts payable                                   755,094               765,041       (9,947)                716,985
    Current portion of bonds                                       -                50,000      (50,000)                 50,000
    Other payables                                           308,885               374,758      (65,873)                278,517
    Income taxes payable                                     171,463               221,320      (49,857)                238,917
    Accrued expenses                                         375,777               401,121      (25,344)                361,263
    Deposits received                                        194,330               184,763         9,567                 98,596
    Allowance for EXPO 2005 Aichi                              1,548                   644           904                      -
    Others                                                    48,153                42,205         5,948                 30,567

Long-term liabilities                                        836,358               848,679      (12,321)                868,107
    Bonds                                                    500,600               500,600             -                500,600
    Allowance for retirement benefits                        293,269               293,039           230                292,653
    Others                                                    42,489                55,039      (12,550)                 74,853
                             Total liabilities             2,692,635             2,889,501     (196,866)              2,643,883

             Shareholders' equity
Common stock                                                 397,049               397,049             -                397,049
Capital surplus                                              416,970               416,970             -                415,150
    Capital reserve                                          416,970               416,970             -                415,150
Retained earnings                                          5,555,909             5,287,601       286,308              5,092,561
    Legal reserve                                             99,454                99,454             -                 99,454
    Reserve for losses on overseas investments                   254                   396         (142)                    396
    Reserve for special depreciation                           1,498                 1,547          (49)                  1,547
    Reserve for reduction of acquisition cost                  5,382                 5,004           378                  5,004
    of fixed assets
    General reserve                                        4,640,926             4,440,926       200,000              4,440,926
    Unappropriated retained earnings at end                  808,393               740,272        68,121                545,233
    of period
Net unrealized gains on other securities                     232,829                69,019       163,810                113,789
Less: treasury stock                                       (629,185)             (467,320)     (161,865)              (178,342)
                    Total shareholders' equity             5,973,575             5,703,321       270,254              5,840,208
----------------------------------------------------------------------------------------------------------- ----------------------
  Total liabilities and shareholders' equity               8,666,210             8,592,823        73,387              8,484,092
----------------------------------------------------------------------------------------------------------- ----------------------

Note: The scope of subsidiaries is determined in accordance with the provisions of the Japan's Commercial Code.

                                Unconsolidated 3